Exhibit 21.1

Subsidiaries of Moolec Science SA

Subsidiary	Jurisdiction
LightJump Acquisition Corporation	Delaware, United States
Moolec Science Limited	England and Wales
AG Biomolecules LLC	Delaware, United States